

January 6, 2011

By U.S. Mail and facsimile (212) 930-9725

Ms. Mary Passalaqua
President, Chief Executive Officer and Director
Onyx Service & Solutions, Inc.
7337 Oswego Road
Liverpool, NY 13090

>   **Re: Onyx Service & Solutions, Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-1/A**
>   **File No. 333-165370**
>   <u>**Filed December 17, 2010**</u>

Dear Ms. Passalaqua:

We have reviewed your amended registration statement and your responses to our letter dated November 18, 2010 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Amendment No.1 to Registration Statement on Form S-1/A filed November 10, 2010</u>
<u>General</u>

1.   We note that each of our two previous letters dated April 2, 2010 and November 18, 2010 have been returned to us by the USPS as undeliverable and we have only been able to contact you via facsimile through your counsel.

Please ensure that the address that you have on file with our office and is listed on the front cover of your Registration Statement is a valid and working address. If we are unable to confirm the validity of your mailing address, we may be unable to declare your Registration Statement effective.

Cover Page

2.   Please combine the first sentence of the third paragraph with the fourth paragraph, so that the pricing information is clear.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

3.   Please reorder this section that your periods of comparison are listed in reverse chronological order so the most recent period appears first in your Registration Statement.

4.   Please revise this section to state what period the nine months ended August 31, 2010 is being compared to.

Period Ended November 25, 2009 Compared to Twelve Months Ended December 31, 2008, page 23

5.   We note your response and revisions related to prior comment 3 from our letter dated November 18, 2010, including your expanded disclosures related to changes in your results of operations for all periods. However, your disclosures included in this section do not appear to explain the <u>reasons</u> for the changes in results of operations between these two periods. Therefore, please further revise this section to provide a more detailed and thorough discussion of changes in your results of operations from period to period.

Business, page 25
Fresca – Overview, page 25-26

6.   Please explain the discrepancy between your disclosure that on November 25, 2009 Onyx Service & Solutions, Inc. purchased all of Fresca's assets and Fresca was a provider of ATM's in Onondaga County until February 2010.

Employees, page 29

7.   Please update the date of this disclosure so that it speaks as of the period your Registration Statement covers.

Selling Shareholders, page 44

8.   Please confirm that John F. Passalaqua has no material relationship with Mary Passalaqua, Joseph J. Passalaqua or Stephanie Passalaqua.

Changes In and Disagreements with Accountants, page 53

9.   We note your disclosure here that you have had no changes in accountants. We also note
        the inclusion of your independent auditor report on page F-12 from M&K CPAS, PLLC
        related to the financial statements of <u>both</u> Onyx Service and Solutions, Inc. (Onyx) and
        Fresca Worldwide Trading Corporation (FWTC). However, we note that your previous
        Form S-1 filed on March 9, 2010 included an independent auditor report from and
        consent from MaloneBailey, LLP related to the financial statements for Onyx for the
        period from inception (November 25, 2009) to the fiscal year ended November 30, 2009.
        Please tell us how you were able to assert that you have had no changes in accountants
        when it appears that MaloneBailey, LLP is no longer your independent auditor for Onyx.

Exhibit 23

10.   We note that the consent provided by your independent auditors refers to their report
        dated November 9, 2010. However, the independent auditor report included on page F-
        12 reflects a date of November 3, 2010. Please have your independent auditors revise
        their consent to reflect the appropriate opinion date.

11.   We note that the consent provided by your independent auditors refers to the financial
        statements of Onyx for all periods presented. However, the periods presented for the
        years ended December 31, 2007, December 31, 2008 and November 25, 2009 actual
        relate to FWTC. Please have your independent auditors revise their consent to reference
        the appropriate entities and respective periods covered in their opinion.

        As appropriate, please amend your filings in response to these comments. You may wish
to provide us with marked copies of the amendment to expedite our review. Please furnish a
cover letter with your amendment that keys your responses to our comments and provides any
requested information. Detailed cover letters greatly facilitate our review. Please understand
that we may have additional comments after reviewing your amendment and responses to our
comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing reviewed by the staff to be certain that they have provided all information investors
require for an informed decision. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement
from the company and each filing person acknowledging that:

- the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Brittany Ebbertt at (202) 551-3572 or Kevin W. Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact either Eric Envall at (202) 551-3234 or me at (202) 551-3698 with any other questions.

Sincerely,

Mark Webb
Legal Branch Chief

cc: *(facsimile only)*
        Benjamin Tan
        Sichenzia Ross Friedman Ference LLP
        Fax: (212) 930-9725